Entourage Mining Ltd.

A Metal Exploration Company

Suite 614 – 475 Howe Street Vancouver BC V6C 2B3

OTCBB: ETGMF

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Entourage Mining Ltd. Extends Warrant Issue

November 27, 2007 Vancouver British Columbia-Entourage Mining Ltd. (OTCBB: ETGMF) (“Entourage” or the “Company”) announces that, by a resolution of the Board on November 12, 2007, the warrant series from the November 2005 private placement, originally expiring on November 16, 2007, have been extended for one year to November 16, 2008.

The strike price of these warrants remains unchanged at $0.25 USD.

On behalf of the Board,

Entourage Mining Ltd.

Gregory F Kennedy

President

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Telephone: 604-669-4367 Email: info@entouragemining.com Facsimile: 604-669-4368